Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

VIA EDGAR

November 13, 2008

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Websense, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2008
Form 8-K
Filed July 28, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-30093

Ladies and Gentlemen:

On behalf of Websense, Inc. (“Websense” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2008, with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 28, 2008 (the “10-K”), (ii) Definitive Proxy Statement on Schedule 14A, filed April 25, 2008 (the “Proxy Statement”), (iii) Current Report on Form 8-K filed on July 28, 2008 (the “8-K”), and (iv) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed on August 8, 2008 (the “10-Q”).  The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

The 10-K

Item 1. Business

Customers, page 11

1.     We note that Ingram Micro accounted for approximately 12% of your total revenues in 2007.  A description of the material terms of your contractual arrangements with Ingram Micro appears warranted.  Please advise.

We acknowledge the staff’s comment and so long as revenues from Ingram Micro account for 10% or more of our total revenue, we will include a description of our agreement with Ingram Micro in future filings of our annual report.  We respectfully believe that we have disclosed the material, non-confidential terms of the agreement in our 10-K, although we have not described all of these terms in a single place labeled as a description of the agreement. In our second risk factor in Item 1A of our 10-K, we disclosed that Ingram Micro is not subject to any minimum sales obligations or obligations to market our products to their customers, and that the agreement is non-exclusive and can be terminated at any time without cause.  We also disclosed in Item 1 “Sales, Marketing and Distribution,” the activities that Ingram Micro undertakes under our agreement.  Further, there are several major companies that are also our customers who provide similar distribution services in the same markets as Ingram Micro, and we maintain a close relationship with our major resellers and end customers so that we could sell directly to them if necessary.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Acquisitions, Goodwill and Other Intangible Assets, page 37

2.     You disclose that the fair value of intangible assets is based on significant judgments made by management and that you obtained the assistance of third-party valuation specialists.  You also state on page 67 that the fair value of intangible assets is based on a valuation completed by a third-party valuation firm using an income approach and estimates and assumptions provided by management.  Please clarify for us the nature and extent of the valuation expert’s involvement in your decision-making process.

In our assessment of fair value of identifiable intangible assets acquired in the PortAuthority and SurfControl transactions, management used valuation techniques and made various assumptions in performing its assessment.  The Company’s analysis and financial projections were based on management’s prospective operating plans and historical performance of the acquired businesses.  We engaged third party valuation firms to assist management in the following:

•      Developing an understanding of the economic and competitive environment for the industry in which Websense and the acquired company participate;

•      Identifying the intangible assets acquired;

•      Reviewing the acquisition agreements and other relevant documents made available;

•      Interviewing employees of Websense and the acquired company regarding the history and nature of the acquisition, historical and expected financial performance, product lifecycles and roadmap, and other factors deemed relevant to the valuation;

•      Performing additional market research and analysis deemed relevant to the valuation analysis;

•      Estimating the fair values and recommend useful lives of the acquired intangible assets; and

•      Preparing a narrative report detailing methods and assumptions used in the valuation of the intangible assets.

All work performed by the outside valuation firms was discussed and reviewed in detail by management to determine the estimated fair values of the intangible assets.  Management reaffirms that it is responsible for the appropriateness of the estimated fair values allocated to identifiable intangible assets.

Results of Operations, page 38

3.     In the discussion of your results of operations, you refer to several factors that contributed to the increases in revenues, cost of revenues, and operating expenses, but give no indication of the relative impact of each factor.  We also note that the acquisitions of PortAuthority and SurfControl impacted various revenue and expense line items but your revenue disclosures provide minimal indication as to the relative impact of these acquisitions and your expense discussion only partially quantifies the impact of these acquisitions by referring to the amortization of intangible assets.  Please explain to us how you considered Item 303(a)(iii) of Regulation S-K and Section III.D. of SEC Release 33-6835.  Similar concerns apply to your form 10-Q for fiscal quarter ended June 30, 2008.

We acknowledge the staff’s comment and the requirements of Item 303(a)(iii) of Regulation S-K and Section III.D. of SEC Release 33-6835.  We have enhanced our disclosure in the results of operations section of our Quarterly Report for the Fiscal Quarter ended September 30, 2008, filed on November 7, 2008, to provide more quantification with each of the various factors contributing to the changes.  We confirm that in future filings we will continue to provide similar enhanced disclosure.

4.     We note that you experienced material increases in revenue in each of the periods discussed in the Form 10-K and in your Form 10-Q for fiscal quarter ended June 30, 2008.  Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or increases in volume or to the introduction of new products or services.  See Item 303(a)(3)(iii) of Regulation S-K.

We acknowledge the staff’s comment and the requirements of Item 303(a)(3)(iii) of Regulation S-K.  We have enhanced our disclosure in the results of operations section of our Quarterly Report for the Fiscal Quarter ended September 30, 2008, filed on November 7, 2008, to provide more quantification of the revenue increases attributable to the PortAuthority and SurfControl acquisitions as well as the overall impact of the increase in volume of our customer seats under subscription, since these are the primary drivers of the changes in our revenue.  We confirm that in future filings we will continue to provide similar enhanced disclosure.

5.     We note further your disclosure on page 20 of your Form 10-K, and page 32 of your Form 10-Q for fiscal quarter ended June 30, 2008, that you face pricing pressures as a result of intense competition.  Please tell us if these pricing pressures have had a material impact on your results of operations in any of your three most recent fiscal years and in the quarterly period ended June 30, 2008.  See Item 303(a)(3)(iv) of Regulation S-K.

We acknowledge the staff’s comment and the requirements of Item 303(a)(3)(iv) of Regulation S-K.  Our web filtering products and web security products generally have enhanced features and greater functionality than competitive products and generally have higher price points than the competitive products.  As a result, we typically do not compete for subscription renewals or new business based primarily on price. We do take into account our competitors’ pricing, product features and functionality and licensing or subscription models in developing our product roadmaps and sales and marketing strategies. While maintaining our favorable pricing and our renewal rates has  a potential effect on our future growth rates, profit margins and profitability, pricing pressures have not had a material impact on our results of operations in any of our three most recent fiscal years nor in the quarterly period ended June 30, 2008.  Accordingly, we concluded that discussion of pricing rates was not necessary in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We advise the staff that we will continue to monitor the effect of pricing on both revenue and operating margins and will discuss the impact of changes in pricing in future filings when deemed necessary in accordance with Item 303(a)(3)(iv) of Regulation S-K and the Commission’s interpretative releases.

Liquidity and Capital Resources, page 43

6.     We note your disclosure on page 18 regarding the covenants on your senior secured credit facility and the fact that certain covenants restrict your ability to borrow money.  Please explain to us what consideration you gave to disclosing the details of these covenants.  See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Under the terms of the senior secured credit facility, we cannot (a) incur more than $15 million of new debt, including capital leases, (b) incur more than $7.5 million in letters of credit, (c) incur more than $50 - $75 million to finance future acquisitions (depending on our leverage ratio), or (d) assume more than $15 million of new debt in connection with acquisitions.  In addition if we incur new debt we would have to maintain compliance with the financial covenants in the senior secured credit facility.  As disclosed in our Form 10-Q for Fiscal Quarter Ended September 30, 2008 filed on November 7, 2008, we have paid down $75 million of our senior secured term loan through October 2008 and we have substantial room within our financial covenants to incur the additional permitted debt and still maintain compliance with the financial covenants in our senior secured credit facility.  Moreover, we have not borrowed any funds under our $15 million revolving credit facility and are generating positive cash flow from operations in excess of our liquidity needs.  Thus, we do not anticipate any need to borrow money outside the parameters of those allowed under our senior secured credit facility and have concluded that these covenants have not imposed, and are not expected to impose, any material limitations on the Company, and have not materially impacted, and are not expected to materially impact, the financial condition or operating performance of the Company.  Accordingly, we believe our disclosure to be adequate and appropriate at the current time. However, we have included additional information relating to the specific restrictions imposed by our senior secured credit facility in the liquidity and capital resources section and in Footnote 6 to our consolidated financial statements in our Quarterly Report for the Fiscal Quarter ended September 30, 2008, filed on November 7, 2008.  We will continue to provide similar enhanced disclosure in future filings.

Item 15. Exhibits, Financial Statements and Schedules

7.     The exhibit index indicates that you have requested confidential treatment for Exhibit 10.23.  However, our records do not reflect submission of a confidential treatment request with respect to this material.  Please tell us when you submitted the request and whether you received any correspondence from the Staff with respect to your request.

We submitted our confidential treatment request to each of the Secretary and Freedom of Information Act Officer of the Commission via Federal Express on February 28, 2007.  Attached hereto as Appendix A are copies of our cover letters accompanying our request to each of those individuals, file-stamped on March 1, 2007.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

8.     Please tell us how each compensation element and your decisions regarding each element affect decisions regarding other elements of compensation.  See Item 402(b)(1)(vi) of Regulation S-K.  Please ensure that you address this Item requirement in future filings.

We acknowledge the staff’s comment and confirm that in future filings, we will provide additional discussion and analysis regarding how our Compensation Committee determines the amount of each element of compensation, the relationship of such elements of compensation to one another, and how decisions regarding such elements fit into the Company’s overall compensation objectives.

Setting Executive Compensation, page 19

9.     We note your disclosure that you retained the services of a compensation consultant in January 2007.  Please tell us the nature and scope of your compensation consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.  In addition, please describe how the compensation committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.  Please confirm that you will provide appropriate disclosure in your future filings.

We acknowledge the staff’s comment and confirm that in future filings we will  provide a more detailed explanation concerning the scope of services provided by any compensation consultants that are retained by the Compensation Committee.

In January 2007, our Compensation Committee retained Frederic W. Cook & Co. (the “Consultant”) as an outside consultant to assist with the review of the Company’s annual cash bonus programs, including the structure of the annual cash bonus programs for executive officers and the type of performance objectives and individual performance reviews used in the annual program.  The Consultant was not retained to provide guidance on specific target bonus levels to individual participants in the plan.  The Consultant reported directly to our Compensation Committee.  After reviewing the advice and recommendations of the Consultant, our Compensation Committee made all decisions concerning the structure of the cash bonus programs for the executive officers, including the performance objectives, and determined the target bonus levels of all participants in the annual bonus plans.

10.  You disclose that your compensation committee compares the compensation of your executives against those at other publicly-traded technology companies with comparable revenues as well as against companies with which you compete locally for personnel.  Please identify the companies in both peer groups used in establishing the compensation opportunities of your executive officers and clarify how you benchmarked different elements of your compensation against the different benchmarking groups.  To the extent actual compensation fell outside targeted parameters, please explain why.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  Please confirm that you will provide appropriate disclosure in your future filings.

We acknowledge the staff’s comment and respectfully believe that our Compensation Committee has not engaged in benchmarking in connection with determining compensation.  Our Compensation Committee, however, has reviewed compensation surveys as one source for assessing the competitiveness of the base salaries and long term compensation of our executives. Through the Radford Executive Compensation Survey

and/or the Culpepper Executive Compensation Survey, we generated a peer group which consisted of approximately 200 leading technology companies in the United States with revenues generally between $200 and $500 million.  These companies included competitors such as Secure Computing, Blue Coat and Trend Micro.  Through our review of the Culpepper Survey of base salary and annual bonus opportunity, we also generated a peer group which consisted of all public technology companies, Southern California technology companies, San Francisco Bay Area technology companies, technology companies with annual revenue of $200 to $600 million, and technology companies with 501 to 1000 employees.  The Compensation Committee also utilized these surveys to examine compensation paid by public technology companies in San Diego with revenues similar to ours, such as Novatel Wireless and Kyocera International, because our largest concentration of employees is in San Diego and we compete against other San Diego technology companies for qualified employees.  For new executive hires, the compensation package at their existing employer has a significant effect on the overall compensation package offered to the executive.  In future filings, we will provide more detailed information relating to how information in a compensation survey is utilized by our Compensation Committee.

Annual Cash Incentive Compensation, page 20

11.  You state that your cash incentive plan is based on the achievement of “specifically defined corporate and individual performance goals,” however, you have not included a description of the individual performance goals for any named executive officers. Please provide a description of the elements of individual performance that are taken into account in awarding cash incentives and discuss the reasons why adjustments to bonuses based on individual performance goals were made with respect to some named executive officers and not others.  Refer to Item 402(b)(2)(vii) of Regulation S-K.  Please confirm that you will provide appropriate disclosure in your future filings.

We acknowledge the staff’s comment and confirm that in future filings we will provide a description of individual performance goals of named executive officers if such individual performance goals were material to the annual cash compensation paid to the executives.

We note that two named executive officers, Messrs. McCormack and Newman, received positive adjustments to 2007 annual performance awards based upon individual performance and the individual performance resulting in the adjustments was disclosed on pages 24 and 25 of the Proxy Statement in the Compensation Discussion and Analysis.  We also disclosed that no adjustments were made to the annual bonus of the Chief Executive Officer or other named executive officers.  We respectfully believe that it is not meaningful to discuss individual performance goals that do not result in any adjustment to the bonus earned by the executive.  Our Compensation Committee and management may use the individual performance objectives to create incentives for performance that exceeds the annual expectations set by the Board and may set objectives that are very difficult to achieve.  If we were obligated to disclose all of the individual performance objectives in public filings, the Compensation Committee would likely eliminate the use of these objectives because the disclosure could give our competitors insight into our strategic or other initiatives that have not yet been achieved and create competitive harm.  Instruction 4 to Item 402(b) of Regulation S-X provides that the Company need not disclose the specific qualitative and quantitative aspects of performance objectives and goals if such disclosure would result in competitive harm to the Company.  Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.  We believe that the individual performance goals that have had no impact on the bonuses earned meet the standard for confidential treatment because the information is commercial or financial information, was obtained from a person outside of the government and is confidential as defined in the leading cases construing “exemption 4” to FOIA and as discussed above, the disclosure would cause competitive harm, while providing relatively little value to investors.  Accordingly, we believe that the individual performance objectives that were not met are both not material and would meet the standards for exclusion as confidential information under the applicable standards.

We acknowledge that we will consider both materiality and the confidential treatment requirements in assessing the disclosure of individual performance goals in our future filings.

 Long-Term Incentive Compensation, page 24

12.  Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts.  With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in 2007.  We note from the summary compensation table that Mr. Hodges was the only named executive officer to receive a stock award in 2007.  Please include in your response a discussion of this award and describe how the amount of the award was determined.

Since we became a public company in 2000, our Compensation Committee has considered and awarded annual refresh stock option grants to executives in order to provide ongoing long term compensation that aligns the executives’ interests with those of our stockholders in maximizing long term value.  After considering the data included in the Radford Executive Compensation Survey relating to the number of option shares awarded by executive position by our peer companies and the number of option shares available for grant under our equity plan, our Compensation Committee develops a grid of annual refresh option awards by officer positions and by tiers of officer positions.  Our Compensation Committee utilizes the information from the surveys as a measure of whether our grid of annual refresh option awards is generally consistent with awards made by our peer groups. In making the annual refresh awards, our Compensation

Committee reviews the size of the refresh awards on the grid, the performance reviews of our officers who are proposed to receive these awards and the Radford Survey data on both the number of shares subject to annual option grants and the Black Scholes value of option grants to determine whether any adjustments to the grid awards are appropriate given the performance of our officers.

Mr. Hodges did not receive a “stock award” (as that term is used in the Summary Compensation Table) in 2007.  Rather, the entry in the Summary Compensation Table for Stock Awards granted to Mr. Hodges in 2007 represents the amortization, ratably over the vesting period of the award, of the fair value of the restricted stock unit award granted to Mr. Hodges in 2006 in connection with his hiring as Chief Executive Officer.   As disclosed on page 25 of our Definitive Proxy Statement on Schedule 14A, filed on April 26, 2006, the restricted stock unit award was made to Mr. Hodges as part of the employment offer made to induce Mr. Hodges to accept employment with the Company, align his interests with the best interests of our stockholders and, in the case of the restricted stock unit award, compensate Mr. Hodges for stock options that would terminate when he left his then-current employer, McAfee, Inc., by accepting employment with the Company.

In 2007, the Company hired its Chief Financial Officer, Mr. Dudley Mendenhall.  In setting Mr. Mendenhall’s non-hire stock option grant, the Compensation Committee considered Mr. Mendenhall’s previous equity grants at K2, Inc., where he was most recently the Chief Financial Officer, and the Company’s historic executive officer grants at various executive officer levels.  Based on this data, our Compensation Committee offered Mr. Mendenhall an initial option grant that was in line with our historic new hire grants to executive officers and was sufficient to induce him to accept our Chief Financial Officer position.

Form 8-K Filed July 28, 2008

13.  We note your presentation of full non-GAAP condensed consolidated statements of operations, and we believe such presentation may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A. 2 of SEC Release 33-8176 defined non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.  Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results.  Similar concerns apply to your Forms 8-K filed January 29, 2008 and May 1, 2008.

We acknowledge the staff’s comments and note that at all times Websense has presented full GAAP financial statements and has only provided non-GAAP financial statements on a supplementary basis.  When providing non-GAAP financial statements, Websense includes a comprehensive reconciliation, specifying all adjustments being made from the GAAP financial statements to generate the non-GAAP presentation.  Websense believes that presentation of our non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to our results of operations and financial position.  These non-GAAP financial measures are the same measures that management and the Board of Directors utilize internally in order to manage our business, including setting operating budgets and executive compensation plans.  Websense believes that the non-GAAP financial measures afford our investors and management with greater consistency and comparability to the prior financial reports of pre-acquisition Websense and SurfControl as separate standalone public companies, as described in more detail below, by including revenue that the separate public companies would have recognized from the deferred revenue balances on their pre-acquisition balance sheets and by eliminating non-recurring expenses that have been incurred as a result of the acquisition.  We have chosen to provide this information to investors to enable them to perform additional analyses of past, present and future operating performance on a consistent basis and as a supplemental means to evaluate our ongoing core operations. We also believe that our presentation of GAAP and non-GAAP information is very similar to comparable companies that have acquisition related accounting adjustments.

We affirm that we are aware of the definitions of non-GAAP measures in Section II.A. 2 of SEC Release 33-8176.  We respectfully disagree with the staff’s position that we have presented non-GAAP condensed consolidated statements of operations as a separate financial measure and that we have conveyed undue prominence to it as a statement based on non-GAAP financial measures.  We have included this consolidated statement in our earnings press release and Current Reports on Forms 8-K solely as a reconciliation of the reported non-GAAP financial measures to the comparable GAAP results that are also reported in our press release in order to comply with the requirements of Regulation G and SEC Release 33-8176 to provide “a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP” and a “reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic measures . . . of the differences between the non-GAAP financial measures presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”  We have included the reconciliation in a single tabular presentation labeled “Reconciliation of GAAP to non-GAAP Consolidated Statements of Operations” with the GAAP column first in order to provide a schedule with the most clearly understandable presentation of the impact of the adjustments to GAAP that we made in reporting non-GAAP operating results for the relevant period.  For the reasons described below, the adjustments made to the GAAP results impact revenue, cost of revenue, gross margin, operating expenses, results of operations, non-operating expenses, tax provision and net loss so we believe that, while presenting individual line item reconciliations on separate tables is possible, such presentation would be less helpful to investors and tend to obscure rather than explain the impact of the adjustments.

In addition to our GAAP results, we have reported non-GAAP revenue since our acquisition of SurfControl in the fourth quarter of 2007.  We have reported this non-GAAP financial measure because as we have disclosed, we use (and pre-acquisition SurfControl used) a subscription model where revenue is recognized daily during the term of the subscription agreement.  Under GAAP purchase accounting, when we acquired SurfControl we were required to write-off $97.4 million of deferred revenue of SurfControl.  This means that under GAAP we will never recognize $97.4 million of revenue from the subscription agreements we assumed in the acquisition even though the subscriptions remained in place and SurfControl as a standalone company would have continued to recognize this revenue.  In the non-GAAP revenue measure, we have added back the revenue that SurfControl would have recognized on a daily basis under these existing subscription agreements in the absence of the write-off of deferred revenue during the relevant period, and we have disclosed both in the text of the press release and in the reconciliation that we have adjusted revenue to this extent. We believe this financial measure provides meaningful supplemental information to investors and management because SurfControl was a material acquisition for Websense and has had a significant impact on the operating results of Websense that may be obscured by the companies’ subscription model and the required write-off of deferred revenue.

At the time of the acquisition, SurfControl was a significant operating business with substantial historic revenue (annualized revenue of $125.8 million under International Financial Reporting Standards at the time of the acquisition).  Websense immediately began incurring the operating expenses of the business that have been included as expenses in both the GAAP and non-GAAP results.  Under GAAP, however, it appears that the acquired business had insubstantial revenue because of the write-off the deferred revenue and the minimal revenue recognition under the existing subscriptions.  Therefore, if measured solely from GAAP results of operations, the acquisition appears to have had no material benefit to Websense, but to have harmed Websense through the increased expenses incurred.  Inclusion of the non-GAAP revenue enables investors to better understand the impact of the acquisition on the baseline revenue of the combined company and provides useful information to investors on revenue trends impacting the combined company.  In addition, as SurfControl customers have renewed subscriptions or migrated to Websense subscriptions, Websense recognizes the full revenue from these SurfControl customers as GAAP revenue.  The non-GAAP revenue measure helps prevent the increasing revenue from SurfControl subscription renewals in subsequent quarters from appearing to be a disproportional material increase in revenue of the combined company.

We also have reported our operating expenses on a GAAP and non-GAAP basis and we have quantified each of the expenses that we have excluded in presenting the non-GAAP operating expenses in the footnotes to the reconciliation table.  The expenses that we have excluded in the non-GAAP financial measure relate to (a) cash and non-cash expenses incurred in connection with the acquisitions, (b) stock-based compensation expense and related tax effects, and (c) the settlement of non-recurring litigation.  We also excluded the positive benefits of a favorable tax settlement.

Finally, we have also reported non-GAAP net income and non-GAAP earnings per diluted share.  Non-GAAP net income includes the non-GAAP revenue we separately report as described above, and excludes the acquisition, stock-based compensation and other expenses excluded from the non-GAAP operating expense as described above.  Non-GAAP earnings per diluted share is calculated by dividing non-GAAP net income  by GAAP weighted average shares outstanding.  We believe that each of these non-GAAP financial measures complies with Regulation G and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Internally, since the acquisition of SurfControl, we have used the non-GAAP revenue and non-GAAP operating expenses as part of the operating plan approved by our board of directors, and our performance objectives under the annual cash bonus plans for our executive officers are based upon these same non-GAAP financial measures.  Management also has used the non-GAAP financial measures for purposes of:

•              supplementing the financial results and forecasts reported to our board of directors;

•              evaluating our operating performance;

•              comparing performance to internal forecasts; and

•              managing our business and benchmarking performance internally across our product lines.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4.  Controls and Procedures, page 28

14.  Your disclosures indicate that disclosure controls and procedures are designed to ensure that you “are able to collect the information we are required to disclose in the reports we file under the Exchange Act, and to record, process, summarize and report this information within the time periods specified in the rules of the Securities and Exchange Commission.”  This is stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” in Exchange Act Rule 13a-15(e).  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” as well as “to ensure that information required to be disclosed…is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms.”  Please confirm that your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of June 30, 2008 and confirm that you will revise your future filings to include the full definition of disclosure controls and procedures.

We confirm that our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of June 30, 2008.  We have included the full definition of disclosure controls and procedures in our Quarterly Report for the Fiscal Quarter ended September 30, 2008, filed on November 7, 2008, and we will continue to do so in future filings.

15.  You disclose that “there have been no significant changes in [y]our internal control over financial reporting or in other factors that could significantly affect [y]our internal control over financial reporting, including any corrective actions with regard to significant deficiencies or material weaknesses, during the period covered by this Quarterly Report.”  Please confirm to us, if true, that there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting during the last fiscal quarter and revise future filings as appropriate.  See Item 308(c) of Regulation S-K.

We confirm that there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the last fiscal quarter.  We have included the revised language in our Quarterly Report for the Fiscal Quarter ended September 30, 2008, filed on November 7, 2008, and we will continue to do so in future filings.

*        *       *

Websense further acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 320-8091 with any questions or further comments regarding our responses to the Staff’s comments.

WEBSENSE, INC.

/S/ MICHAEL NEWMAN

Michael Newman
Senior Vice President, General Counsel and Secretary

Cc:	Gene Hodges, CEO, Websense, Inc.
Dudley Mendenhall, CFO, Websense, Inc
Websense, Inc. Audit Committee
Websense, Inc. Compensation Committee
Barbara Borden, Esq. – Cooley Godward Kronish LLP

Cover letters for confidential treatment request

February 28, 2007 VIA FEDERAL EXPRESS Secretary Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Re: Websense, Inc. — Application for Order for Confidential Treatment Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. To the Secretary: On behalf of Websense, Inc. (the “Applicant”) enclosed please find the following documents: 1. Application for Order for Confidential Treatment Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended; 2. One (1) complete copy of the document for which Applicant seeks confidential treatment, labeled “Confidential Treatment Requested” with the confidential portions marked clearly thereon (such portions being highlighted); 3. One (1) redacted copy of each document for which Applicant seeks confidential treatment, labeled “Confidential Treatment Requested - Redacted Copy”; and 4. A copy of the letter sent to the Freedom of Information Act Officer dated February 28, 2007. Please acknowledge receipt of this letter and the enclosures, by file stamping the enclosed copy of this letter and returning it in the envelope provided. Sincerely, Websense, Inc. By: Tom Sohn Staff Attorney tsohn@websense.com Enclosures GT\6440122.1 2501137-900000 10240 Sorrento Valley Rd San Diego, CA 92121 USA tel 800.723.1166 858.320.8000 fax 858.458.2950

February 28, 2007 Page Two Please acknowledge receipt of this letter by file stamping the enclosed copy of this letter and returning it to me in the envelope provided. Sincerely, Websense, Inc.By: Tom Sohn

Staff Attorney tsohn@websense.com Enclosures cc: The Secretary, Securities and Exchange Commission GT\6435114 1

2501137-900000

10240 Sorrento Valley Rd San Diego, CA 92121 USA tel 800.723.1166 858.320.8000 fax 858.458.2950

February 28, 2007 VIA FEDERAL EXPRESS FOIA CONFIDENTIAL TREATMENT REQUEST The Freedom of Information Act Officer  Securities and Exchange Commission  450 Fifth Street, N.W. Washington, D.C. 20549 Re: Application for Order for Confidential Treatment of Document Dear Sir or Madam: This letter is submitted pursuant to 17 C.F.R. § 200.83 on behalf of Websense, Inc. (the “Applicant”). Its purpose is to request confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), for portions of the Distribution Agreement by and between Ingram Micro Inc. and the Applicant, dated August 3, 2006. Exemption from disclosure is claimed under, but not limited to, Rule 24b-2 of the Securities Exchange Act of 1934, as amended, 17 C.F.R. § 240.24b-2 and 17 C.F.R. § 200.80(b)(4). In the event that a request is made for release or inspection of (1) the document identified above, (2) any notes or memoranda which relate to or incorporate any of the matters contained in the documents identified item or (3) this letter, the Applicant requests that it be promptly notified of any such request, by writing or calling the undersigned at (858) 320-9300, that it be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any determination of the Securities and Exchange Commission with respect to such request) and that it be given sufficient advance notice of any intended release so that the Applicant may, if deemed necessary or appropriate, pursue any remedies available to it. 10240 Sorrento Valley Rd San Diego, CA 92121 USA tel 800.723.1166 858.320.8000 fax 858.458.2950